Exhibit 99.1

For immediate release

RR Media Reports Record Revenues
for the Third Quarter 2015

Record Revenues of $37.7 million; Adjusted EBITDA of $5.1 million for the quarter

Airport City Business Park, Israel (November 24, 2015) - RR Media (NASDAQ: RRM), a leading provider of global digital media services to the broadcast and media industries, today announced financial results for the third quarter ended September 30, 2015.

Avi Cohen, CEO of RR Media, commented, “Since refocusing and a year ago rebranding our company, RR Media has been recognized by the market as a leading provider of advanced, innovative and scalable media services. As a result, we have delivered consistent growth and reported record revenues of $37.7 million for the third quarter of 2015. The next stage in our evolution is represented by the introduction of solaRR and solaRR-Active, our open services platform we’ve built to virtualize our services.  solaRR, which received broadbased customer interest at IBC 2015, is an on premises and cloud-based hybrid platform that connects to all our infrastructure and technology and offers comprehensive, flexible, state-of-the-art, digital media services.”

Operational Highlights for the Third Quarter 2015

•
Closed a significant delivery contract with the Ethiopian Broadcast Corporation for the next 3 years.  RR Media will facilitate and provide direct access to one of the most reliable satellites on its smart global network covering the African continent

•
Renewed and upgraded the contract with Fashion One Television for content delivery to North America, South America, Europe, Middle East and Asia-Pacific of multiple channels. Services were upgraded to include linear streaming which gets delivered to major online video platforms such as Daily Motion and YouTube

•	Renewed NFL worldwide delivery contract of preseason, season, playoffs an the Superbowl for three more years
•	Showcased solaRR, RR Media’s new open media service platform, at IBC2015
•
Expanded RR Media’s VOD platform population services adding seven new multi-country & multi-regional VOD platform delivery options to the over 100 platforms currently served. These include: Google Play, BT Vision, Talk Talk’s Blink Box TV, Amazon Prime Video, British Airways’ on demand entertainment system and others

•	Secured a major new contract with a global shipping company for deployment and provision of Inmarsat’s high-throughput connectivity services
o	Contract to generate approximately $25 million in revenue over the next 5 years

Financial Highlights for the Third Quarter 2015

•	Record revenues of $37.7 million, a 13.9% increase year-over-year
•	Gross margin of 22%, in line with Q3 2014
•	Gross margin of Content Management & Distribution reached 22.9%
o	Satlink and ESS expected to be accretive to margins in 2016, following completion of integration plans
•	GAAP net income of $0.18 and $0.17 per basic and diluted share respectively
•	Non-GAAP net income of $0.11 per basic and diluted share
•	Strong positive cash flows from operations of $5.0 million
•	Total cash and cash equivalents of $14.3 million as of September 30, 2015
•	Board declared a cash dividend of $0.07 per share, an aggregate amount of approximately $1.2 million, representing an annual dividend yield of 4.0%.

(In Thousands)	Q3 2015			Q3 2014
	Content Mgmt. & Distribution Services	MSS	Total	Content Mgmt. & Distribution Services	MSS	Total
Revenues	$34,435	$3,244	$37,679	$30,193	$2,877	$33,070
Gross profit	$7,874	$418	$8,292	$6,845	$412	$7,257
Gross margin	22.9%	12.9%	22.0%	22.7%	14.3%	21.9%

“We are constantly increasing the scale of our business and expanding our service capabilities organically and through acquisitions, including the acquisitions of ESS and Satlink earlier this year. The integration of ESS and Satlink is on track to be completed by the end of 2015, at which point we expect to see improved margins. We also achieved notable success in our non-core MSS segment, which won a major new contract to deploy high-throughput connectivity services to one of the world’s largest shipping companies, through which we expect to generate approximately $25 million in revenue over the next five years,” continued Mr. Cohen.

“As our company has evolved, our addressable market has expanded dramatically.  We are currently working with a number of upper-tier customers, managing higher-volume orders and the broad distribution of their media content. One of our higher profile successes is our ongoing worldwide relationship with the NFL, which was recently extended for an additional three years.  The success of these customer engagements opens up broader opportunities within their businesses and with other upper-tier companies that recognize the benefits our platform offers in terms of access to technology, increased distribution and cost savings,” concluded Mr. Cohen.

Third Quarter 2015 Financial Results

Revenues for the third quarter of 2015 were $37.7 million, an increase of 13.9% compared with $33.1 million in the third quarter of 2014. Revenues for the third quarter of 2015 benefited from the recently acquired businesses, ESS and Satlink Communications, and from a major new contract with a global shipping company.

The Company reported $34.4 million of Content Management and Distribution Services revenue, excluding non-core revenue from MSS, an increase of 14% from $30.2 million in the third quarter last year. The Company reported $3.2 million of Mobile Satellite Services (“MSS”) revenue, an increase of 12.8% from $2.9 million in the third quarter last year. This increase was mainly attributable to a new contract with a major shipping company estimated to contribute approximately $25 million over the next 5 years. The contract is for the deployment and provision of Inmarsat’s high-throughput connectivity services across the customer’s fleet of shipping vessels.

Gross profit for the third quarter of 2015 was $8.3 million compared to $7.3 million for the third quarter of 2014.  Gross margin for the third quarter of 2015 remained relatively flat at 22% compared to the third quarter of 2014. Gross margin for Content Management and Distribution Services increased slightly to 22.9% compared to 22.7% for the same period last year, despite the contributions of Satlink and ESS, which historically have lower gross margins.

Net income for the third quarter of 2015 was $3.0 million, or $0.17 per fully diluted share, compared to $1.1 million, or $0.07 per fully diluted share, for the same period of 2014.

Adjusted EBITDA for the third quarter of 2015 was $5.1 million compared to $4.2 million in the third quarter of 2014. Adjusted EBITDA for the third quarter of 2015 and 2014 exclude non-cash equity-based compensation charge, amortization of acquired intangible assets, cost of sales related changes in fair value of currency conversion derivatives, acquisition related expenses and amortization of acquisition related prepaid compensation expenses, contingent consideration in respect of acquisition; and include the impact of fluctuations in foreign currency exchange rates.

Backlog to be delivered in the next 12 months as of September 30, 2015 increased to $104 million compared with $93 million in June 30, 2015. Total back log increased to $262 million mainly due to the major contract signed in the MSS segment.

Cash, cash equivalents and marketable securities as of September 30, 2015 was $14.3 million,compared with$22 million as of December 31, 2014. This reduction in cash reflects the acquisitions of Satlink Communications and ESS earlier in the year.

Full Year 2015 Guidance

	2015 Previous Guidance (in millions)	2015 Updated Guidance (in millions)	2016 (in millions)
Total Revenues	$140 - $148	$140 - $143	$161 - $171
Adjusted EBITDA	$17.6 - $20.4	$17.6 - $20.4	$25-30% Growth

The Company is revising its full year 2015 guidance and now expects total revenues to be in the range of $140 million to $143 million and Adjusted EBITDA of $17.6 million to $20.4 million for 2015.  The Company reiterated its 2016 guidance of $161 million to $171 million for 2016, and a year-over-year increase of 25% to 30% in Adjusted EBITDA for 2016. It is important to note that the results for the 2015 will benefit from the inclusion of the full seven month financial results for Satlink Communications and eight months of ESS, which were acquired earlier in the year.

Management continues to expect some level of variation in mix from quarter to quarter leading to some fluctuations in revenues and gross margin between quarters.

Quarterly Dividend

In accordance with the Company’s dividend policy, the Board of Directors declared a cash dividend in the amount of $0.07 per ordinary share and in the aggregate amount of approximately $1.2 million, representing an annual dividend yield of 4.0%. The dividend is payable on December 23, 2015 to all of the Company's shareholders of record at the end of the trading day on NASDAQ on December 7, 2015.

Conference Call Information

Management will host a conference call to discuss the financial results at 9 a.m. ET and 4 p.m. IL today.

Details are as follows:

•	Dial-in number from within the United States: 1-888-510-1786

•	Dial-in number from Israel: 1 80 924 5906

•	Dial-in number from the UK: 0 800 404 7655

•	Dial-in number (other international): 1-719-325-2308

•	Conference ID: 678864

An archive of the call will be available from November 24, 2015 to December 1, 2015 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 678864 for the replay.

A live webcast will also be accessible at http://www.rrmedia.com/pages/financial-reports or http://public.viavid.com/player/index.php?id=117258.

About RR Media

RR Media (NASDAQ: RRM) works in partnership with the world’s leading media providers to transform content into valuable media assets. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the Internet; content management and channel origination; sports, news & live events; and online video services. RR Media provides scalable, converged digital media services to more than hundreds of broadcasters, content owners, sports leagues and right holders. The company manages and delivers more than 24,000 hours of broadcast content, more than 4,000 hours of online video and VOD content daily and more than 350 hours of premium sports and live events every day. The company delivers content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services. Visit the company's website www.rrmedia.com

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings including our Annual Report on Form 20-F for the year ended December 31, 2014 and our Current Reports on Form 6-K.

Company Contact:
Shmulik Koren, CFO
Tel: +972 3 928 0777
Email: investors@rrmedia.com

Investor Contact:
KCSA Strategic Communications
Garth Russell / Elizabeth Barker
Tel: 212-896-1250 / 212-896-1203
Email: rrmedia@kcsa.com

RR Media Ltd

Interim Condensed Consolidated Statements of Income

In thousands, except share data

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Content Mgmt. & distribution services	34,435	30,193	92,103	89,837
Mobile satellite services	3,244	2,877	9,213	8,587
Total revenues	$37,679	$33,070	$101,316	$98,424

Cost of revenues
Content Mgmt. & distribution services	26,561	23,348	70,566	68,800
Mobile satellite services	2,826	2,465	8,081	7,437
Total cost of revenues	$29,387	$25,813	$78,647	$76,237

Gross profit	$8,292	$7,257	$22,669	$22,187

Operating expenses

Sales and marketing	3,875	3,384	11,269	9,658
General and administrative	2,445	2,325	7,064	7,462
Other expenses (income)	(2,050)	-	(1,150)	-

Total operating expenses	$4,270	$5,709	$17,183	$17,120

Operating income	$4,022	$1,548	$5,486	$5,067

Financial income
(expenses), net	(641)	9	(673)	(361)

Income before taxes on
Income	$3,381	$1,557	$4,813	$4,706

Income taxes	355	413	654	1,208

Net income	$3,026	$1,144	$4,159	$3,498

Net loss attributable to non- controlling interest	(20)	(24)	(38)	(141)
Net income attributable to shareholders	$3,046	$1,168	$4,197	$3,639

Earnings per ordinary share attributable to shareholders
Basic earnings per share	$0.18	$0.07	$0.24	$0.21

Diluted earnings per share	$0.17	$0.07	$0.24	$0.21

Weighted average number of shares used to compute

Basic earnings per share	17,395,670	17,381,517	17,393,134	17,358,213

Diluted earnings per share	17,697,688	17,603,603	17,675,932	17,627,655

RR Media Ltd

Reconciliation of GAAP to Non-GAAP Financial Information

In thousands

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Net Income to Non-GAAP Net Income:
GAAP Net income attributable to shareholders	$3,046	$1,168	$4,197	$3,639
Adjustments to reconcile GAAP net income
to non-GAAP net income:
Non-cash equity-based compensation charge	181	178	538	521
Amortization of acquired intangible assets	334	152	684	516
Changes in fair value of currency conversion derivatives	-	(265)	-	(215)
Acquisition related expenses	-	-	900	-
Amortization of acquisition related prepaid
compensation expenses	42	42	126	126
Contingent consideration in respect of acquisition	(2,050)	-	(2,050)	-
Income tax effect of non-GAAP adjustments	438	13	68	(135)

Non-GAAP net income attributable to shareholders	$1,991	$1,288	$4,463	$4,452

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Operating Income
to Non-GAAP operating income:
Operating income	$4,022	$1,548	$5,486	$5,067
Adjustments to reconcile GAAP operating
income to Non-GAAP operating income:
Non-cash equity-based compensation charge	181	178	538	521
Amortization of acquired intangible assets	334	152	684	516
Cost of sales related changes in fair value of
currency conversion derivatives	-	(35)	-	(234)
Acquisition related expenses	-	-	900	-
Contingent consideration in respect of acquisition	(2,050)	-	(2,050)
Amortization of acquisition related prepaid
compensation expenses	42	42	126	126

Non-GAAP Operating income	$2,529	$1,885	$5,684	$5,996

RR Media Ltd

Reconciliation of GAAP to Non-GAAP Financial Information

In thousands

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Operating Income to EBITDA:

Operating income	$4,022	$1,548	$5,486	$5,067
Adjustments to reconcile GAAP Operating
Income to EBITDA:
Non-cash equity-based compensation charge	181	178	538	521
Depreciation and amortization	2,869	2,492	7,408	7,381
Cost of sales related changes in fair value of
currency conversion derivatives	-	(35)	-	(234)
Acquisition related expenses	-	-	900	-
Amortization of acquisition related prepaid compensation expenses	42	42	126	126

EBITDA	$7,114	$4,225	$14,458	$12,861

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of Non-GAAP Operating Income to adjusted EBITDA:

Non-GAAP Operating income	$2,529	$1,885	$5,684	$5,996
Adjustments to reconcile Non-GAAP operating
income to Adjusted EBITDA:
Depreciation and amortization	2,535	2,340	6,724	6,865

Adjusted EBITDA	$5,064	$4,225	$12,408	$12,861

RR Media Ltd

Interim Condensed Consolidated Statements of Income (Non-GAAP results)

In thousands, except share data

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Content Mgmt. & distribution services	34,435	30,193	92,103	89,837
Mobile satellite services	3,244	2,877	9,213	8,587
Total revenues	$37,679	$33,070	$101,316	$98,424

Cost of revenues
Content Mgmt. & distribution services	26,543	23,365	70,517	68,991
Mobile satellite services	2,826	2,466	8,081	7,437
Cost of revenues	$29,369	$25,831	$78,598	$76,428

Gross profit	$8,310	$7,239	$22,718	$21,996

Operating expenses

Sales and marketing	3,473	3,177	10,368	8,962
General and administrative	2,308	2,177	6,666	7,038

Total operating expenses	$5,781	$5,354	$17,034	$16,000

Operating income	$2,529	$1,885	$5,684	$5,996

Financial income
(expenses), net	(641)	(219)	(673)	(342)

Income before taxes on
income	$1,888	$1,666	$5,011	$5,654

Income taxes	(83)	402	586	1,343

Net income	$1,971	$1,264	$4,425	$4,311

Net loss attributable to non- controlling interest	(20)	(24)	(38)	(141)
Net income attributable to shareholders	$1,991	$1,288	$4,463	$4,452

Earnings per ordinary share attributable to shareholders
Basic earnings per share	$0.11	$0.07	$0.26	$0.26

Diluted earnings per share	$0.11	$0.07	$0.25	$0.25

Weighted average number of shares used to compute

Basic earnings per share	17,395,670	17,381,517	17,393,134	17,358,213

Diluted earnings per share	17,697,688	17,603,603	17,675,932	17,627,655

RR Media Ltd

Interim Condensed Consolidated Balance Sheets

In thousands, except share data

	September 30	September 30	December 31
	2015	2014	2014
	(unaudited)	(unaudited)	(audited)
Current assets
Cash and cash equivalents	$14,272	$14,333	$13,001
Marketable securities and short term investments	-	9,190	8,970
Accounts receivable (net of provision for doubtful accounts of $3,794, $6,938 and $5,323 as of September 30, 2015, 2014 and December 31, 2014, respectively)	33,429	23,611	23,457
Other receivable	3,533	1,624	2,343
Deferred taxes	2,335	2,580	2,038
Prepaid expenses	3,558	2,913	2,839

Total current assets	57,127	54,251	52,648

Long-term prepaid expenses	2,506	2,938	3,156
Long-term land lease prepaid expenses	7,323	7,416	7,380
Assets held for employee severance payments	1,967	2,070	1,892
Fixed assets, net	55,118	45,531	45,669
Goodwill	30,772	11,526	11,286
Intangible assets, net	8,963	5,891	5,528

Total long term assets	106,649	75,327	74,911

Total assets	$163,776	$129,623	$127,559

RR Media Ltd

Interim Condensed Consolidated Balance Sheets (cont’d)

	September 30	September 30	December 31
	2015	2014	2014
	(unaudited)	(unaudited)	(audited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$31,472	$18,371	$18,414
Other	7,964	5,209	5,482
Current maturities of long term loan and short term credit	3,480	-	-
Deferred income	8,228	4,848	4,867

Total current liabilities	51,144	28,428	28,763

Long-term liabilities
Deferred income	7,813	9,075	7,714
Long term loans	11,250	-	-
Liabilities in respect of employee severance payments and others	3,445	2,807	2,993
Contingent consideration in respect of acquisition	1,959	4,030	3,550
Deferred taxes	4,884	4,288	3,702

Total long-term liabilities	29,351	20,200	17,959

Total liabilities	80,495	48,628	46,722

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (27,000,000 authorized as of September 30, 2015, 2014 and December 31, 2014. 17,399,939 shares issued and fully paid as of September 30, 2015, 17,396,735 shares issued and fully paid as of September 30, 2014, 17,392,072 shares issued and fully paid as of December 31, 2014)	41	41	40
Additional paid in capital	55,880	54,399	54,572
Retained earnings	27,945	27,107	27,400
Treasury stock	(146)	-	(146)
Accumulated other comprehensive income (loss)	(306)	(411)	(934)

Total shareholders’ equity	83,414	81,136	80,932

Non – controlling interest	(133)	(141)	(95)

Total equity	83,281	80,995	80,837

Total liabilities and equity	$163,776	$129,623	$127,559

RR Media Ltd

Interim Condensed Consolidated Statements of Cash Flows

In thousands

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$3,026	$1,144	$4,159	$3,498

Adjustments required to reconcile net income to net cash provided by operating activities	1,424	3,550	7,564	8,922

Changes in assets and liabilities	593	(1,136)	(1,380)	(4,635)

Net cash provided by operating activities	5,043	3,558	10,343	7,785

Cash flows from investing activities
Purchase of fixed assets and intangible assets	(1,809)	(1,969)	(7,607)	(6,206)
Acquisitions of subsidiaries, net of cash acquired	-	-	(20,726)	-
Other investing activities	-	548	9,100	972
Net cash used in investing activities	(1,809)	(1,421)	(19,233)	(5,234)

Cash flows from financing activities
Dividend paid	(1,217)	(347)	(3,652)	(2,255)
Proceeds for long term loan	-	-	15,000	-
Loan payment	(750)	-	(750)	-
Bank net credit	(124)	-	(124)	-
Net cash used in financing activities	(2,091)	(347)	10,474	(2,255)

Translation adjustment on cash and cash equivalents	(95)	(155)	(313)	(128)

Increase (decrease) in cash and cash
Equivalents	1,048	1,635	1,271	168

Balance of cash and cash equivalents at beginning of period	13,224	12,698	13,001	14,165

Balance of cash and cash equivalents at end of period	$14,272	$14,333	$14,272	$14,333